EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2026 Financial Results; Provides Fourth Quarter 2026 Guidance

Q3 2026 EPS Exceeded the Guidance, Both Revenue and GM In-Line With Guidance Issued on Aug. 6, 2026

Company Q4 2026 Guidance: Revenues to Decrease 22% to 26%, Gross Margin is Expected to be Flat to Slightly up. Profit per Diluted ADS to be 4.5 Cents to 6.5 Cents

  Q3 2026 revenues were $246.8 million, a sequential increase of 8.5%
  Q3 GM reached 34.2%, in line with guidance of around 34%, and up from 33.1% in Q2
  Q3 2026 after-tax profit was $18.6 million, or 10.7 cents per diluted ADS, exceeding the guidance range of 8.0 to 10.0 cents, attributable to lower-than-expected operating expenses
  Himax Q4 2026 revenues to decline 22% to 26% QoQ. GM to be flat to slightly up. Profit per diluted ADS to be in the range of 4.5 cents to 6.5 cents
  Himax’s Q4 revenue is projected to decline QoQ, primarily due to corrections in automotive TDDI and DDIC products, reflecting abrupt, short-term order adjustments by certain customers. In contrast, automotive Tcon sales are expected to mark the third consecutive quarter of strong growth QoQ
  Despite Q4 sharp correction, Himax still expects FY26 automotive IC revenue to grow by approximately 10% YoY, outperforming global automotive market, with worldwide vehicle production expected to decline this year. Himax’s market leader position remains firmly intact
  FY26 automotive Tcon sales set to grow by over 40% YoY with another strong growth expected next year
  Himax’s WiseEye technology continues to gain traction, particularly in the rapidly expanding smart wearables market. Q4 Alibaba adopted Himax’s WiseEye AI processor for its latest Qwen Glasses, just one quarter after another leading global technology heavyweight announced their latest smart glasses incorporating Himax’s WiseEye
  On CPO, Himax continues to focus on further improving manufacturing yields and establishing stable MP capabilities to support the next phase of production scaling. The Company is glad to see its strategic partner, FOCI, announced capital expenditure for the expansion of both fab space and manufacturing equipment in preparation for FAU MP. Himax remains confident that CPO business will begin making a meaningful contribution to both top and bottom lines starting in 2027

TAINAN, Taiwan, Nov. 05, 2026 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the third quarter 2026 ended September 30, 2026.

“On automotive business, the year started on a soft note in Q1, followed by robust inventory replenishment in Q2 and Q3, as certain panel makers accelerated IC purchases to meet surging orders from Chinese automakers expanding overseas. In Q4, however, shortly after China’s National Day holidays in early October, we saw a sudden and sizable decline in demand among the customers that had purchased aggressively in prior quarters. We believe the recent significant reduction in our Q4 forecasts reflect in part Chinese automakers’ earlier, overly aggressive export expectations, along with their growing concerns over inventory levels across distribution channels. By contrast, panel makers primarily serving non-China customers have maintained steady forecasts, with some posting slight sequential increases in their fourth quarter orders,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“We believe the sharp decline in the fourth-quarter automotive forecasts reflects abrupt, short-term order adjustments by certain customers, while our market leader position remains firmly intact,” concluded Mr. Jordan Wu.

Third Quarter 2026 Financial Results

Himax net revenues registered $246.8 million, representing a sequential increase of 8.5%. Gross margin was 34.2%, in line with guidance of around 34%, and up from 33.1% in the previous quarter. Q3 profit per diluted ADS was 10.7 cents, exceeding the guidance range of 8.0 to 10.0 cents, attributable to lower-than-expected operating expenses.

Revenue from large display drivers came in at $19.0 million, a slight decline of 1% from the previous quarter. Both monitor and notebook IC sales declined quarter-over-quarter as customers had already pulled forward inventory purchases in prior quarters. In contrast, sales for TV IC products increased sequentially due to higher legacy product shipments to key customers. Sales of large panel driver ICs accounted for 7.7% of total revenues for the quarter, compared to 8.4% last quarter and 9.5% a year ago.

Revenue from the small and medium-sized display driver segment totaled $176.8 million, reflecting an increase of 8.9% sequentially. Q3 automotive driver sales, including both traditional DDIC and TDDI, increased by solid double digits quarter-over-quarter, marking the second consecutive quarter of strong growth. This was primarily driven by broad customer demand for DDIC and TDDI products. Some panel makers also accelerated IC purchases in response to a surge in orders from Chinese automakers, which are expanding overseas amid slowing demand in their domestic market. The mass production of multiple LTDI projects across automotive brands worldwide also contributed to the quarter-over-quarter growth.

Q3 smartphone IC sales, covering both LCD and OLED products, increased sequentially, driven by continued shipments for a leading smartphone brand's mainstream models and inventory build-up for its new premium models. In contrast, tablet IC sales decreased sequentially as expected, primarily reflecting customers’ accelerated purchases in the first half of the year against the backdrop of rising memory price sentiment in the market. The small and medium-sized driver IC segment accounted for 71.6% of total sales for the quarter, compared to 71.4% in the previous quarter and 70.8% a year ago.

Q3 non-driver sales reached $51.0 million, an 11.2% increase from the previous quarter, attributable to robust automotive Tcon shipments that extended the strong momentum from Q2. This growth was supported by continued legacy product shipments to a broad, diversified customer base, as well as several new projects entering mass production. Tcon business accounted for over 10% of total sales, with more than half contributed by automotive Tcon. Himax continues to hold an undisputed leadership position with a dominant market share in automotive Tcon, particularly in solutions featuring local dimming functionality. Himax expects strong growth momentum to continue into next year. Non-driver products accounted for 20.7% of total revenues, as compared to 20.2% in the previous quarter and 19.7% a year ago.

Third quarter operating expenses were $61.8 million, an increase of 21.9% from the previous quarter and 1.7% compared to the same period last year. The sequential increase was mainly attributed to the annual bonus compensation which the Company awards employees at the end of September each year and results in much higher employee compensation expense compared to other quarters of the year. Himax’s annual bonus compensation grant for 2026 was $13.3 million, slightly higher than the guidance of $13 million, as the bonus amount, determined by the expected full-year profit, was revised upward following an improved Q3 profit. Of the $13.3 million, $11.8 million was immediately vested and expensed in Q3. Including the portion of awards granted in prior years, the total bonus expense for Q3 2026 amounted to $11.9 million, higher than $8.1 million recorded in Q3 2025. For reference, the annual bonuses granted for 2025 and 2024 were $7.7 million and $12.5 million respectively, of which $7.5 million and $11.2 million were vested and expensed immediately. Himax continues to exercise prudent cost management while prioritizing strategic investments in non-driver IC businesses that offer attractive long-term growth opportunities.

Third quarter operating income was $22.7 million, representing an operating margin of 9.2%, compared to 10.8% in the previous quarter and negative 0.3% for the same period last year. The sequential decline was primarily attributable to higher employee bonus expense, which, as mentioned earlier, totaled $11.9 million, compared to $0.2 million last quarter. Meanwhile, the year-over-year increase was primarily driven by higher revenues and improved gross margin. Third-quarter after-tax profit was $18.6 million, or 10.7 cents per diluted ADS, compared to $19.9 million, or 11.4 cents per diluted ADS last quarter, and up from $1.1 million, or 0.6 cents in the same period last year.

Balance Sheet and Cash Flow

Himax had $285.3 million cash, cash equivalents and other financial assets as of September 30, 2026. This compares to $278.2 million at the same time last year and $298.7 million a quarter ago. The sequential decline in cash balance mainly reflected the $44 million dividend and $11.9 million employee bonus payout. Q3 operating cash inflow was $23.9 million, compared to an inflow of $17.5 million in Q2. The employee bonus paid out this year included $11.4 million for the immediately vested portion of this year’s award and $0.5 million for vested awards granted over the past three years.

Himax’s quarter-end inventories as of September 30, 2026 were $159.8 million, up from $151.5 million last quarter and higher than $137.4 million in the same period last year. Himax’s inventory levels remain healthy, particularly considering extended manufacturing lead times across the industry. Accounts receivable at the end of September was $228.4 million, up from $220.3 million last quarter and $200.7 million a year ago. DSO was 93 days at the quarter end, the same as last quarter and 87 days a year ago. Third quarter capital expenditure, primarily on R&D-related equipment for the Company’s IC design business, was $3.9 million, versus $4.3 million last quarter and $6.3 million a year ago.

Outstanding Share

As of September 30, 2026, Himax had 174.5 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total number of ADS outstanding for the third quarter was 174.4 million.

Investment Portfolio Update

Regarding the proposed divestiture of its stake in an equity-method investee Himax announced in July, the transaction is progressing as planned and expected to close in Q4, subject to customary closing conditions and regulatory approvals. Upon closing, Himax expects to recognize a pre-tax gain of approximately $23 to $24 million and an after-tax gain of approximately $19 to $20 million.

Q4 2026 Outlook

Demand for data center AI applications remains robust, with no signs of slowing. Notably, AI-related demand extends beyond advanced process nodes to a wide range of supporting applications involving legacy process nodes, such as Photonic ICs (PICs), interposers, power management ICs, and MOSFETs. As the supply-demand imbalance continues to intensify, capacity at legacy process nodes is expected to tighten further in 2027. Against this backdrop, foundries, as well as packaging and testing providers, including those in China, have recently announced significant price increases for 2027.

In the face of these mounting supply chain pressures, securing sufficient capacity has become Himax’s top priority, particularly as automotive now accounts for most of Himax’s revenues. Automotive customers have far more stringent requirements for supply stability, long-term capacity assurance, and delivery reliability than consumer electronics customers do. Through a series of recent proactive measures, Himax has fully secured capacity commitments for 2027 from key suppliers and for key product areas. In terms of costs, Himax continues to work closely with customers to share the impact of rising costs.

Himax’s Q4 revenue is projected to decline sequentially. This is primarily due to an abrupt and significant correction in automotive driver IC orders, covering both TDDI and DDIC. Automotive Tcon sales, on the other hand, are expected to continue growing sequentially. It is worth highlighting that Himax’s automotive IC sales recorded a decent 16% year-over-year increase in the first nine months of 2026. Despite the sharp correction in Q4, Himax still expects full-year automotive IC revenue to grow by approximately 10% year-over-year, outperforming the global automotive market, with worldwide vehicle production expected to decline this year.

On automotive business, the year started on a soft note in Q1, followed by robust inventory replenishment in Q2 and Q3, as certain panel makers accelerated IC purchases to meet surging orders from Chinese automakers expanding overseas. In Q4, however, shortly after China’s National Day holidays in early October, the Company saw a sudden and sizable decline in demand among the customers that had purchased aggressively in prior quarters. In recent weeks, certain panel makers with high exposure to Chinese automakers' export programs have significantly scaled back their Q4 forecasts. For context, after years of solid growth, China's domestic automotive market has experienced a substantial decrease in demand amid intensifying competition this year, prompting Chinese automakers to increasingly rely on exports. According to data released by the China Association of Automobile Manufacturers (CAAM) in October, China’s domestic sales for locally made vehicles declined by 22.4% year-over-year in the first nine months of 2026, while exports of locally manufactured vehicles surged by 65.8% in the same period. Himax believes the recent significant reduction in Himax’s Q4 forecasts reflect in part Chinese automakers’ earlier, overly aggressive export expectations, along with their growing concerns over inventory levels across distribution channels, including shipments in transit, following three quarters of extraordinary export growth.

Adding to the uncertainty, there is mounting pressure from various countries, including the European Union, to tighten trade barriers on Chinese vehicle imports. Compounding these headwinds, in October, the Chinese government announced reductions in export tax rebates for new energy vehicles. Together, these factors may have contributed to the recent reduction in the Company’s Q4 automotive sales outlook and are limiting Himax’s near-term order visibility.

By contrast, panel makers primarily serving non-China customers have maintained steady forecasts, with some posting slight sequential increases in their fourth quarter orders.

Himax believes the sharp decline in the fourth-quarter automotive forecasts reflects abrupt, short-term order adjustments by certain customers, while the Company’s market leader position remains firmly intact.

Himax has long maintained a dominant position with strong, longstanding relationships with not only panel makers, but also carmaker brands worldwide as well as leading Tier 1 suppliers across the U.S., Europe, Japan, and Korea. More recently, fueled by the rapid expansion of Chinese automakers in both domestic and export markets, Himax has also witnessed the rise of Chinese Tier 1 players, which are quickly emerging as a force to be reckoned with. In the process, these suppliers have significantly expanded their manufacturing capacities, gained extensive mass production experience, strengthened their cost competitiveness, and achieved rapid product development capabilities. These Chinese Tier 1 players are located across a broad geographic area in China, enabling them to serve automakers across multiple regions effectively. With Himax’s deep automotive experience, comprehensive automotive display IC portfolio spanning both LCD and OLED technologies, best-in-class customer service, and an extensive global network providing timely, localized technical support, Himax has attracted a great number of Chinese automotive Tier 1s to Himax’s customer base in recent years. Moreover, their eagerness to embrace new technologies and ability to bring them rapidly into mass production create additional opportunities for Himax to expand adoption of Himax’s advanced automotive display IC solutions across a growing number of vehicle programs. This has already translated into a substantial number of design wins and a rapidly growing pipeline of new projects.

Looking ahead, Himax remains optimistic about the long-term growth prospects of the Company’s automotive display IC business, supported by rapid advancements in smart vehicle interiors, a trend characterized by more displays per vehicle, larger and higher-resolution screens, and increasingly complex display configurations. These trends are driving growing demand for advanced display technologies, as exemplified by Himax’s fast-growing LTDI solutions for large-format automotive displays, which continue to gain traction and demonstrate resilience amid broader automotive market fluctuations. Meanwhile, the accelerating adoption of automotive OLED displays represents another significant long-term growth opportunity, supported by Himax’s comprehensive IC portfolio and numerous design wins secured through years of close collaboration with leading OLED panel makers in Korea and China. In addition to conventional in-cabin displays, head-up displays (HUDs) are also gaining traction, evolving into an increasingly important application for new generation smart vehicles as automakers seek to bring advanced driver assistance information, AI-powered interactive features, and real-time driving data directly into the driver's field of view. This creates additional opportunities for Himax’s HUD IC solutions, where Himax holds a commanding market position. As these trends continue to unfold, Himax sees significant opportunities to further increase the Company’s IC content value both per panel and per vehicle.

EPD (Electronic Paper Display) is another area where the Company sees meaningful growth opportunities heading into 2027. In e-Readers, Himax expects growing sales through newly secured project wins and a larger share of a leading global end brand’s products. In addition, Himax continues to expand Himax’s presence in the electronic shelf label (ESL) market, a sizable and growing market with significant potential. Himax is expanding its sales coverage to address diverse customer requirements and broaden the Company’s market reach.

Meanwhile, Himax’s WiseEye technology continues to gain traction across a growing range of applications, particularly in the rapidly expanding smart wearables market. During the quarter, Himax is pleased to announce that Alibaba adopted Himax’s WiseEye AI processor for its latest Qwen Glasses, just one quarter after another leading global technology heavyweight announced their latest smart glasses incorporating Himax’s WiseEye. The retail sales of these glasses are already or soon to be in place. These recent developments further validate WiseEye’s technological strengths in ultralow power consumption, always-on visual sensing, and on-device AI processing. In addition to smart glasses, Himax is making progress in other emerging wearable applications, including smart pendants and earbuds. Numerous smart wearable projects are underway, several involving global tech names. This growing design-in momentum underscores WiseEye’s strong fit for next-generation smart wearables, which are evolving toward proactive, context-aware AI experiences that require continuous on-device AI without compromising battery life.

On CPO business, Himax continues to work closely with strategic partner, FOCI, focusing on further improving manufacturing yields and establishing stable mass production capabilities to support the next phase of production scaling. As part of these ongoing efforts, FOCI announced earlier today that its Board of Directors approved capital expenditures in the amount of NT$3.33 billion (approximately US$100 million) for the expansion of both fab space and manufacturing equipment in preparation for FAU mass production. Engineering ramps are already underway, with shipments expected to expand quarter by quarter from this point onward. While the timing of mass production is ultimately a call to be made by the Company’s end customers, Himax remains confident that the Company’s CPO business will begin making a meaningful contribution to both top and bottom lines starting in 2027.

At the same time, Himax continues to engage with a growing number of customers and advance the joint development of next-generation optical solutions featuring higher fiber counts, enhanced optical precision, and increasingly sophisticated designs, including WDM (Wavelength Division Multiplexing), targeting the surging bandwidth demands of HPC and AI data centers.

Himax is uniquely positioned to drive further advancements in FAU technology and performance, leveraging the fundamental strengths of the Company’s proprietary WLO technology. Unlike other optical technologies available in the market, Himax’s WLO technology offers distinct competitive advantages in nanometer-level optical precision, optical performance, manufacturing consistency, and scalability. These capabilities make it particularly well suited for the evolving requirements of future-generation CPO applications, enabling reliable, highly repeatable and scalable mass production of high-precision optical components.

Beyond CPO, Himax has been at the forefront of high-precision optics technology for nearly two decades, having worked on various designs across a wide range of applications with some of the world’s most prominent technology names. Himax is pleased to share that a leading global technology company has selected Himax’s WLO technology to enable its advanced optical sensing solution to support autonomous driving. Himax’s technology delivers high optical efficiency, precision, cost competitiveness, and a solid volume production track record. These advantages, together with the Company’s proven manufacturing expertise, enable the Company to meet the stringent performance and reliability requirements of automotive applications. Shipments are expected to commence in upcoming quarters. This adoption by a leading global technology company not only validates Himax’s technical strengths but also demonstrates the versatility of the Company’s WLO technology, further expanding its applications beyond consumer electronics, wearable devices, and AI data centers to include automotive.

Display Driver IC Businesses

LDDIC

In Q4 2026, Himax anticipates large display driver IC sales to increase by low teens from last quarter. Both TV and monitor IC sales are poised for sequential increases, driven by higher shipments of legacy products to key customers. This growth, however, is expected to be partially offset by a decline in notebook IC sales, as a leading customer has pushed back mass production of a new high-end notebook model to early 2027.

Looking ahead in the notebook market, Himax is seeing increasing adoption of OLED displays in premium notebooks, supported by notebook makers’ growing focus on higher-end models amid rising memory prices and the ramp-up of new Gen 8.6 OLED fabs in China starting later this year and into 2027. Himax is well positioned to capitalize on these favorable industry trends with the Company’s comprehensive portfolio of notebook OLED display ICs, spanning DDICs, Tcons, power management ICs, and touch controllers. Himax has also completed development of its Tcon solution supporting the eDP 1.5 interface, applicable to both LCD and OLED panels. This interface supports high refresh rates, low-power panel replay, adaptive-sync, and high-resolution displays, enabling enhanced visual performance and improved power efficiency. Himax’s comprehensive product portfolio allows the Company to offer customers a one-stop solution while increasing the Company’s content value per device.

SMDDIC

Q4 small and medium-sized display driver IC business is expected to decrease by double-digits sequentially, following two consecutive quarters of robust growth. Automotive, tablet and smartphone driver IC sales are set to decrease quarter-over-quarter in Q4. As noted earlier, the anticipated decline in automotive sales reflects order reductions from certain panel makers following two quarters of strong sales. These panel maker customers have been aggressively scaling back their Q4 projections in recent weeks as the outlook for Chinese automakers export growth began to reverse significantly.

Despite the recent slowdown, the Company expects its full-year 2026 automotive display IC revenue to grow by approximately 10% year-over-year, outperforming the projected decline in global vehicle shipments. This growth is driven by the continued expansion of Himax’s automotive TDDI, wider adoption of Tcon solutions, and growing contributions from LTDI.

Looking ahead, Himax remains confident in the long-term trajectory of its automotive IC business, with multiple growth drivers in place, starting with a rebound in automotive DDIC. Following several years of modest decline driven by gradual displacement by TDDI, DDIC is poised for a recovery, backed by the anticipated volume growth of relatively new non-touch display applications such as HUD and e-mirror, where Himax has built a strong pipeline of design-win projects accumulated over the last few years, as well as mainstream displays such as dashboards and in-vehicle infotainment systems. Himax’s automotive TDDI business, meanwhile, should keep expanding on the back of additional customer vehicle model ramps and broader adoption across automotive display applications. To round out the picture, LTDI and OLED solutions are also set to contribute more meaningfully from 2027 onward as more projects ramp following years of design-in development with customers.

Himax continues to introduce innovative technologies that reinforce the Company’s market leadership and expand its opportunities across diverse automotive display applications. Himax’s LTDI technology is a prime example, particularly suited for large format displays exceeding 30 inches, which typically require four or more chips per panel, and in some cases more than ten, as well as at least one local dimming Tcon. This translates into significantly higher IC content value on a per panel and per-vehicle basis. Reflecting the widening adoption of this emerging display technology, Q4 LTDI revenue is expected to grow by single digits quarter-over-quarter and account for over 5% of total sales during the quarter.

Integrating a high-speed eDP interface, touch controller, and display driver into a single chip, Himax’s recently introduced industry-leading automotive eDP TDDI solution is another example. Supporting displays of up to 30 inches, this highly integrated solution delivers high resolution, superior display quality, and responsive touch performance. Customers can also opt for an IC configuration that further integrates Himax’s industry-leading local dimming technology, eliminating the need for a separate Tcon while enhancing contrast and image detail in both bright and dark areas, as well as reducing overall system costs and display power consumption. Together, these technologies broaden Himax’s automotive display portfolio, giving customers greater flexibility to select solutions that best meet their specific display needs, performance requirements, and cost targets.

Building on Himax’s leadership in automotive LCD, Himax is also well positioned to capture the accelerating shift to OLED in premium automotive displays, which the Company expects to become another key growth driver. Working closely with leading OLED panel makers in Korea and China, Himax has developed a comprehensive portfolio of DDICs, Tcons, touch controller ICs, and customized ASIC solutions to address diverse customer needs and display requirements. Himax’s extensive offerings and early customer engagements have led to a strong pipeline of design-wins.

Himax is also expanding its OLED portfolio with innovative, highly integrated solutions, such as TED (Tcon Embedded Driver IC) technology, which combines DDIC and Tcon into a single chip to deliver a cost-effective and flexible solution particularly suited for smaller, lower-resolution automotive displays. Himax’s TED technology continues to gain traction across a diverse range of applications, including automotive, robotics, and IT. Shortly after its introduction, the TED solution achieved its first mass production milestone with a leading global brand in the robotics market, with production commencing in Q4. Several additional design-win projects are also underway with customers for their upcoming vehicle models.

Non-Driver Product Categories

Q4 non-driver IC revenues are expected to be flat to slightly down sequentially.

Timing Controller (Tcon)

Himax anticipates Q4 2026 Tcon sales to increase by high single digit quarter-over-quarter. Himax’s automotive Tcon business is expected to deliver low teens growth in Q4, marking the third consecutive quarter of strong quarter-over-quarter growth despite subdued demand in the broader automotive market. The sequential growth is supported by continued shipments of the Company’s legacy products to a broad and diversified customer base, along with the ramp-up of several new projects. Notably, one is for a U.S. Big Tech for its robotaxi offering, underscoring the broadening application of Himax’s automotive Tcon solutions beyond conventional passenger vehicles. The Company’s full-year 2026 automotive Tcon sales are on track to grow by over 40% with another strong growth expected next year.

With automotive Tcon adoption still largely concentrated in premium vehicles, Himax sees significant room for broader market penetration. At the same time, Himax holds a leading market position in the growing adoption of advanced HUDs where Himax’s automotive Tcon solutions are widely adopted to address complex issues of de-warping and post card effect elimination which are unique to HUDs. Together, these trends position Himax well to deliver another year of strong automotive Tcon growth in 2027 and beyond.

During the quarter, Himax also introduced its groundbreaking multi-output Tcon solution, designed to support next-generation free-form, ultra-wide, and high-resolution automotive displays. Featuring a high-speed eDP input and up to eight LVDS outputs, the solution supports resolutions of up to 12K and incorporates advanced image enhancement capabilities, including local dimming and HDR (high dynamic range). It also integrates built-in automotive safety features such as failure detection and on-screen display (OSD) for safety alerts and fault notifications. The solution simplifies system architecture, enhances design flexibility, and reduces overall costs, making it a compelling choice for next-generation automotive display applications ranging from HUDs to pillar-to-pillar displays. Its strong market appeal is already reflected in the design-in momentum with leading panel makers and Tier 1 players globally. This new solution demonstrates Himax’s continued execution on its technology roadmap and reinforces the Company’s leadership in advanced automotive display solutions.

WiseEye™ Ultralow Power AI Sensing

On the update of WiseEye™ ultralow power AI sensing solution, a cutting-edge ultralow power AI sensing total solution, targeting battery-powered endpoint devices. WiseEye has demonstrated its versatility through growing adoption across diverse applications, including notebooks, smart door locks, surveillance systems, access control, palm vein authentication, smart offices, and, more recently, smart glasses, with design-in activities continuing to expand. At the core of WiseEye's competitive advantage is its industry-leading ultralow power architecture, consuming only a few milliwatts while enabling on-device AI inference, 24/7 always-on visual and voice sensing, all in an exceptionally compact form factor. These capabilities enable customers to incorporate AI sensing into their products while minimizing power consumption, extending battery life, and reducing reliance on host processors, creating further opportunities across emerging edge AI and endpoint AI markets.

During the quarter Himax announced another significant milestone in the smart glasses market, with Alibaba adopting Himax’s WiseEye AI processor for its Qwen Glasses. The Qwen Glasses feature a three-chip architecture, with dedicated processors handling image processing, everyday tasks, and ultralow power visual sensing. Himax’s WiseEye AI processor, featuring a compact form factor and integrated into the temple of the glasses near the ear, serves as the always-on, ultralow power AI vision engine. It enables continuous outward-facing environmental sensing and real-time understanding of the surroundings while consuming only a few milliwatts of power. This division of processing tasks allows the glasses to handle functions such as photography and audio processing while maintaining continuous environmental awareness without keeping the main processor constantly active, helping reduce overall system power consumption and extend battery life.

Beyond outward-facing environmental sensing for AI glasses, WiseEye also supports inward-facing eye tracking, enabling intuitive gaze-based interaction. In addition, it supports iris recognition for secure user authentication. Together, these capabilities lay the foundation for new-generation physical AI agent applications, enabling devices to proactively understand their surroundings, anticipate user needs, and provide timely, context-aware assistance rather than simply responding to user commands. In the smart glasses market, Himax continues to expand WiseEye engagements with platform providers, ODMs, and consumer electronics names worldwide, with numerous projects poised to enter mass production starting in 2027.

On the WiseEye module front, design-in activities continue to expand, supported by its plug-and-play offering, ultralow power consumption, and on-device AI capabilities. A recent example is the adoption of Himax’s palm vein recognition module by WAFERLOCK, a Taiwan-based smart door lock brand. Powered by WiseEye, the door lock features fast, secure, and contactless palm vein authentication, with biometric processing performed on device to safeguard sensitive biometric data and enhance user privacy. Several additional PalmVein module projects are underway with customers, including certain global leaders in door lock, access control and security, reflecting growing demand for biometric authentication across residential, commercial, and smart building applications.

Himax continues to see growing design-in activities for WiseEye AI solution with applications extending to capsule endoscopy, spanning both human and veterinary healthcare. Leveraging WiseEye’s ultralow power AI capabilities, Himax’s solution enables compact, swallowable capsule endoscopes to continuously capture and transmit images while consuming negligible power. This approach offers a less invasive and more convenient examination experience compared with conventional endoscopy, which typically requires the insertion of an endoscope tube. Himax is pleased to share that one of its capsule endoscopy projects for human health examinations is slated to enter mass production this quarter, following an extensive and lengthy review and approval process by China's National Medical Products Administration (NMPA) under its Class III medical device classification. This marks an important milestone for WiseEye in healthcare and further demonstrates its versatility across industries.

Fourth Quarter 2026 Guidance

Net Revenue:	Decrease 22% to 26% QoQ
Gross Margin:	Flat to slightly up QoQ, depending on final product mix
Profit*:	4.5 cents to 6.5 cents per diluted ADS

Note*: This estimate does not yet include the potential gain from the proposed divestiture announced in July.

HIMAX TECHNOLOGIES INC. THIRD QUARTER 2026 EARNINGS CONFERENCE CALL
DATE:	Thursday, November 5, 2026
TIME:	U.S.	8:00 a.m. EST
	Taiwan	9:00 p.m.

Live Webcast (Video and Audio):		https://www.zucast.com/webcast/2acwbdc2
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If you choose to attend the call by dialing in via phone, please enter the Participant PIN Code 1316505# after the call is connected. A replay of the webcast will be available beginning two hours after the call on www.himax.com.tw. This webcast can be accessed by clicking on this link or visiting Himax’s website, where it will remain available until November 5, 2027.

About Himax Technologies, Inc.
Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEye™ Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, and the US. Himax has 2,514 patents granted and 297 patents pending approval worldwide as of September 30, 2026.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2025 filed with the SEC, as may be amended.

Company Contacts:
Karen Tiao, Head of IR/PR
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)
	Three Months Ended September 30,		3 Months Ended June 30,
	2026	2025	2026

Revenues
Revenues from third parties, net	$246,719	$199,143	$227,334
Revenues from related parties, net	33	18	38
	246,752	199,161	227,372

Costs and expenses:
Cost of revenues	162,253	139,062	152,135
Research and development	46,862	46,952	37,922
General and administrative	7,271	6,918	6,656
Sales and marketing	7,629	6,847	6,096
Total costs and expenses	224,015	199,779	202,809

Operating income (loss)	22,737	(618)	24,563

Non operating income:
Interest income	2,094	2,504	2,224
Changes in fair value of financial assets at fair value through profit or loss	(190)	214	137
Foreign currency exchange gains (losses), net	(32)	142	(103)
Finance costs	(798)	(879)	(815)
Share of losses of associates	(908)	(1,037)	(1,005)
Other income (losses)	11	22	(1)
	177	966	437
Profit before income taxes	22,914	348	25,000
Income tax expense (benefit)	3,770	(1,001)	4,645
Profit for the period	19,144	1,349	20,355
Profit attributable to noncontrolling interests	(557)	(279)	(476)
Profit attributable to Himax Technologies, Inc. stockholders	$18,587	$1,070	$19,879

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.107	$0.006	$0.114
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.107	$0.006	$0.114

Basic Weighted Average Outstanding ADS	174,426	174,306	174,426
Diluted Weighted Average Outstanding ADS	174,426	174,391	174,426

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Nine Months Ended September 30,
	2026	2025

Revenues
Revenues from third parties, net	$673,056	$628,999
Revenues from related parties, net	81	93
	673,137	629,092

Costs and expenses:
Cost of revenues	452,956	436,434
Research and development	122,963	119,481
General and administrative	19,954	18,281
Sales and marketing	19,804	17,599
Total costs and expenses	615,677	591,795

Operating income	57,460	37,297

Non operating income:
Interest income	6,297	7,553
Changes in fair value of financial assets at fair value through profit or loss	86	471
Foreign currency exchange gains (losses), net	(186)	2,883
Finance costs	(2,420)	(2,652)
Share of losses of associates	(2,794)	(2,367)
Other gains	-	3,205
Other income	19	45
	1,002	9,138
Profit before income taxes	58,462	46,435
Income tax expense	10,524	7,894
Profit for the period	47,938	38,541
Profit attributable to noncontrolling interests	(1,483)	(940)
Profit attributable to Himax Technologies, Inc. stockholders	$46,455	$37,601

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.266	$0.215
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.266	$0.215

Basic Weighted Average Outstanding ADS	174,426	174,531
Diluted Weighted Average Outstanding ADS	174,426	174,607

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	September 30, 2026	September 30, 2025	June 30, 2026
Assets
Current assets:
Cash and cash equivalents	$261,146	$257,090	$271,296
Financial assets at amortized cost	2,985	-	4,113
Financial assets at fair value through profit or loss	21,191	21,106	23,328
Accounts receivable, net (including related parties)	228,438	200,712	220,250
Inventories	159,841	137,423	151,471
Income taxes receivable	11	418	21
Restricted deposit	612,200	568,200	568,200
Other receivable from related parties	20	16	10
Other current assets	53,995	52,952	53,536
Total current assets	1,339,827	1,237,917	1,292,225
Financial assets at fair value through profit or loss	27,083	25,813	26,250
Financial assets at fair value through other comprehensive income	95,632	43,797	85,796
Equity method investments	8,978	11,950	9,865
Property, plant and equipment, net	115,875	120,304	117,263
Deferred tax assets	21,938	22,755	21,950
Goodwill	28,138	28,138	28,138
Other intangible assets, net	1,372	830	1,769
Refundable deposits	160,244	185,299	172,690
Other non-current assets	18,585	17,776	18,226
	477,845	456,662	481,947
Total assets	$1,817,672	$1,694,579	$1,774,172
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$628	$985	$-
Current portion of long-term unsecured borrowings	6,000	6,000	6,000
Short-term secured borrowings	612,200	568,200	568,200
Accounts payable	144,308	128,353	132,055
Income taxes payable	23,269	15,283	19,520
Other payable to related parties	15	-	-
Contract liabilities-current	5,590	2,231	4,418
Other current liabilities	61,062	54,768	105,590
Total current liabilities	853,072	775,820	835,783
Long-term unsecured borrowings	18,000	24,000	19,500
Deferred tax liabilities	687	608	699
Other non-current liabilities	7,034	11,594	8,740
	25,721	36,202	28,939
Total liabilities	878,793	812,022	864,722
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	115,260	116,215	115,157
Treasury shares	(9,705)	(9,130)	(9,760)
Accumulated other comprehensive income	71,574	23,757	61,305
Retained earnings	644,370	637,608	625,799
Equity attributable to owners of Himax Technologies, Inc.	928,509	875,460	899,511
Noncontrolling interests	10,370	7,097	9,939
Total equity	938,879	882,557	909,450
Total liabilities and equity	$1,817,672	$1,694,579	$1,774,172

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,		Three Months Ended June 30,
	2026	2025	2026

Cash flows from operating activities:
Profit for the period	$19,144	$1,349	$20,355
Adjustments for:
Depreciation and amortization	5,999	5,393	5,905
Share-based compensation expenses	8	343	50
Changes in fair value of financial assets at fair value through profit or loss	190	(214)	(137)
Interest income	(2,094)	(2,504)	(2,224)
Finance costs	798	879	815
Income tax expense (benefit)	3,770	(1,001)	4,645
Share of losses of associates	908	1,037	1,005
Inventories write downs	1,419	2,678	1,722
Unrealized foreign currency exchange losses (gains)	(108)	(563)	481
	30,034	7,397	32,617
Changes in:
Accounts receivable (including related parties)	(8,183)	17,827	(29,310)
Inventories	(9,789)	(5,528)	(1,517)
Other receivable from related parties	(9)	(9)	7
Other current assets	(928)	(909)	2,413
Accounts payable	12,243	(14,649)	3,746
Other payable to related parties	15	(47)	-
Contract liabilities	1,173	57	1,431
Other current liabilities	49	3,214	6,543
Other non-current liabilities	(152)	(181)	20
Cash generated from operating activities	24,453	7,172	15,950
Interest received	692	521	3,399
Interest paid	(800)	(969)	(772)
Income tax paid, net	(440)	(27)	(1,039)
Net cash provided by operating activities	23,905	6,697	17,538

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(3,935)	(6,317)	(4,349)
Acquisitions of intangible assets	(201)	(325)	(160)
Acquisitions of financial assets at amortized cost	-	-	(1,500)
Proceeds from disposal of financial assets at amortized cost	1,145	3,517	1,291
Acquisitions of financial assets at fair value through profit or loss	(15,615)	(3,443)	(12,374)
Proceeds from disposal of financial assets at fair value through profit or loss	16,824	3,707	12,250
Acquisitions of financial assets at fair value through other comprehensive income	-	(800)	-
Decrease in refundable deposits	13,283	18,068	9
Releases of restricted deposit	-	31	-
Net cash provided by (used in) investing activities	11,501	14,438	(4,833)
Cash flows from financing activities:
Payment of cash dividends	(44,599)	(64,492)	-
Payments of dividend equivalents	(27)	(218)	-
Proceeds from issuance of new shares by subsidiaries	23	158	411
Proceeds from short-term unsecured borrowings	624	-	-
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	646,900	688,200	580,900
Repayments of short-term secured borrowings	(602,900)	(623,700)	(580,900)
Pledge of restricted deposit	(44,000)	(64,500)
Payment of lease liabilities	(530)	(549)	(558)
Guarantee deposits received (refunded)	1	(1,897)	400
Net cash used in financing activities	(46,008)	(68,498)	(1,247)
Effect of foreign currency exchange rate changes on cash and cash equivalents	452	(225)	145
Net increase (decrease) in cash and cash equivalents	(10,150)	(47,588)	11,603
Cash and cash equivalents at beginning of period	271,296	304,678	259,693
Cash and cash equivalents at end of period	$261,146	$257,090	$271,296

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2026	2025

Cash flows from operating activities:
Profit for the period	$47,938	$38,541
Adjustments for:
Depreciation and amortization	17,842	15,824
Share-based compensation expenses	156	590
Losses (gains) on disposals and scrap of property, plant and equipment, net	4	(3,205)
Changes in fair value of financial assets at fair value through profit or loss	(86)	(471)
Interest income	(6,297)	(7,553)
Finance costs	2,420	2,652
Income tax expense	10,524	7,894
Share of losses of associates	2,794	2,367
Inventories write downs	6,182	13,128
Unrealized foreign currency exchange losses (gains)	813	(4)
	82,290	69,763
Changes in:
Accounts receivable (including related parties)	(27,559)	29,427
Inventories	(13,353)	8,195
Other receivable from related parties	2	(3)
Other current assets	3,259	(841)
Accounts payable	5,609	15,491
Other payable to related parties	(349)	-
Contract liabilities	2,270	179
Other current liabilities	(7,952)	2,892
Other non-current liabilities	(111)	(39)
Cash generated from operating activities	44,106	125,064
Interest received	4,676	5,274
Interest paid	(2,168)	(2,743)
Income tax paid	(1,161)	(4,377)
Net cash provided by operating activities	45,453	123,218

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(11,142)	(16,134)
Acquisitions of intangible assets	(465)	(377)
Acquisitions of financial assets at amortized cost	(2,645)	(3,517)
Proceeds from disposal of financial assets at amortized cost	2,436	7,803
Acquisitions of financial assets at fair value through profit or loss	(37,497)	(54,160)
Proceeds from disposal of financial assets at fair value through profit or loss	39,331	34,949
Acquisitions of financial assets at fair value through other comprehensive income	(6,385)	(3,300)
Acquisitions of equity method investments	(244)	(2,500)
Decrease in refundable deposits	23,562	28,381
Releases of restricted deposit	-	31
Net cash provided by (used in) investing activities	6,951	(8,824)
Cash flows from financing activities:
Purchase of treasury stock	-	(3,885)
Decrease in prepayments for purchase of treasury stock	-	885
Payments of cash dividends	(44,599)	(64,934)
Payments of dividend equivalents	(27)	(218)
Proceeds from issuance of new shares by subsidiary	434	158
Proceeds from short-term unsecured borrowings	624	946
Repayments of short-term unsecured borrowings	(140)	-
Repayments of long-term unsecured borrowings	(4,500)	(4,500)
Proceeds from short-term secured borrowings	1,808,700	1,656,800
Repayments of short-term secured borrowings	(1,764,700)	(1,592,300)
Pledge of restricted deposit	(44,000)	(64,500)
Payment of lease liabilities	(1,606)	(2,581)
Guarantee deposits received (refunded)	401	(1,897)
Net cash used in financing activities	(49,413)	(76,026)
Effect of foreign currency exchange rate changes on cash and cash equivalents	651	574
Net increase in cash and cash equivalents	3,642	38,942
Cash and cash equivalents at beginning of period	257,504	218,148
Cash and cash equivalents at end of period	$261,146	$257,090